

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

Via E-mail
Michael Szymanski
Chief Executive Officer and President
ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701-1106

Re: **ZAIS Financial Corp.**
Registration Statement on Form S-3
Filed March 14, 2014
File No. 333-194551

Dear Mr. Szymanski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. In this regard, we note that UBS Financial Services is identified as a record holder for certain shares. We may have additional comments.

Selling Shareholders, page 7

2. We note that the total amount of shares being registered pursuant to this offering appears inconsistent with the number of shares available for resale per your disclosure in this section. Please reconcile these figures or, alternatively, explain to us the variance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions. If you require further assistance, you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Jay L. Bernstein, Esq.
Clifford Chance US LLP